July 6, 2005

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549-0404

Attn: Ms. Pamela Long

Re:	Constar International Inc.
Amendment No. 1 to Registration Statement on Form S-4 filed July 6, 2005
File No. 333-124731

Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 000-16496

Ladies and Gentlemen:

Constar International Inc. (“Constar” or the “Company”) has today filed Amendment No. 1 to its Registration Statement on Form S-4 (Registration No. 333-124731). Constar has authorized us to provide the following responses to the comments raised in your letter dated June 3, 2005 to Michael J. Hoffman. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form S-4 filed May 9, 2005

General

1.	Please file all exhibits with your next amendment, or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness.

All exhibits have been filed.

2.	We note that the Company is registering the Exchange Notes in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation (available April 13,1989), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman and Sterling (available July 2, 1993). Accordingly, with the next amendment please provide a supplemental letter to the staff (1) stating that the issuer is registering the exchange offer in reliance on the staffs position in such letters, and (2) including the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman and Sterling letters.

Constar has supplementally provided the requested letter to the staff.

Securities and Exchange Commission

July 6, 2005

3.	To the extent additional subsidiaries of the company come into existence and are made guarantors on the new notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

Constar will update the facing page, the signature pages, and financial statements to the extent additional subsidiaries of the Company come into existence and are made guarantors on the new notes prior to the expiration of the offering period.

4.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Constar confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Industry and Market Data, page ii

5.	We note the statement that “While [you] believe that each of these studies and publications is reliable. [you] do not make any representation as to the accuracy of such information.” While you may state that you have not independently verified the data, you may not disclaim responsibility for the information you elect to include in your prospectus. Please revise.

Constar has deleted the language disclaiming responsibility for the information.

The Exchange Offer, page 2

6.	State the exemption relied upon, and the facts used to support the exemption, to issue the old notes. Revise the “Description of Notes” section on page 94 accordingly.

Constar has revised the “Summary—The Exchange Offer” and the “Description of Notes” sections of the prospectus to add that the old notes were issued pursuant to Section 4(2) of the Securities Act of 1933 as interpreted pursuant to Rule 144A.

Collateral, page 5

7.	Please provide the book value of the assets that are securing the new notes as of the date of the latest financial statements in the prospectus. Please also revise the risk factors section with similar disclosure.

Constar has revised the disclosure under “Summary—The New Notes—Collateral” and under “Risk Factors— The value realized on the collateral securing the new notes will depend on market conditions, the availability of buyers and other factors and may be insufficient to pay all amounts owed under the new notes upon an event of default” to provide the book value as of March 31, 2005 of the assets securing the new notes.

Securities and Exchange Commission

July 6, 2005

Risk Factors, page 10

8.	Revise all risk factor headings to clearly state the risk involved.

Constar has revised all risk factor headings to clearly state the risk involved.

Our debt may negatively impact our liquidity, page 10

9.	Please quantify your debt service costs.

Constar has quantified its estimated future debt service costs under the risk factor entitled “Our debt may negatively impact our liquidity, limit our ability to obtain additional financing and harm our competitive position.”

We are subject to certain covenant restrictions, page 11

10.	Please provide a cross-reference to a more complete discussion of the financial covenants that the company is required to meet.

Constar has provided a cross-reference to “Description of Certain Indebtedness” and “Description of Notes—Certain Covenants.”

Higher energy costs and interrupted power supplies may increase …, page 17

11.	Please elaborate on the statement that frequent power interruptions may limit your ability to supply your customers. For example, state whether the company has experienced frequent power interruptions in the past and any reasons that the company expects to experience frequent power interruptions in the future.

Constar has revised the disclosure in accordance with the staff’s comment.

Liabilities pursuant to current or future lawsuits …page 18

12.	Supplementally provide us with a copy of the complaint filed in the securities class action lawsuit.

Constar has supplementally provided a copy the complaint.

The issuance of the new notes .... page 26

13.	Please delete this risk factor, which does not set forth a risk of engaging in the transaction.

Constar has deleted the risk factor in accordance with the staff’s comment.

Forward-Looking Statements, page 27

14.	Sections 27A(b)(2)(c) of the Securities Act and Sections 21E(b)(2)(c) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Please revise accordingly.

Securities and Exchange Commission

July 6, 2005

Constar has removed the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Selected Historical Financial Data, page 30

15.	Please present income (loss) from continuing operations per common share for each of the last five fiscal years. See Item 301 of Regulation S-K. Similarly revise your disclosures on page 8 as well.

Constar has revised the disclosures in accordance with the staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 43

16.	Please discuss in greater detail the business reasons for the changes between periods in net sales, gross profit, and selling and administrative expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in regards to net sales, please individually quantify the amount of the increase in net sales that was attributable to increased sales of conventional products and the pass-through of higher resin prices to customers, as well as the amount of price concessions given in exchange for additional volume and contract extensions. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Constar has revised the disclosure to further quantify and expand certain items that have impacted the Company’s operating results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 47

17.	Discuss any debt covenants or financial ratios you are subject to under your credit facility in reasonable detail. In addition, discuss the financial covenant(s) you are required to meet under your senior subordinated notes and the senior secured notes.

Constar has expanded the disclosure of the covenants contained in Constar’s credit facility and the indentures governing the senior subordinated notes and the senior secured notes.

Commitments, page 50

18.	Please revise your table of contractual obligations to include the following:

•	Estimated interest payments on your debt

Securities and Exchange Commission

July 6, 2005

•	Planned or required payments to fund pensions and other post-employment benefits

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Constar has revised the table of contractual obligations to include payments to fund employee pension programs. Constar did not revise the table to include payments of interest on its debt because those interest payments cannot be reasonably estimated and because the majority of the debt obligations to which future interest payments relate were refinanced subsequent to the date of the table. Pursuant to Regulation S-K Item 303(a)(5), the table provides information as of December 31, 2004. On February 11, 2005, however, Constar refinanced its then existing credit facility and two term loans through the sale of the notes and the new credit facility as described in the prospectus. The notes issued on February 11, 2005 and the new credit facility each have floating interest rates tied to either a floating Base Rate or LIBOR. Therefore, Constar believes it cannot reasonably estimate payments of interest on its debt. Furthermore, since a majority of the debt obligations in the table are no longer outstanding, Constar respectfully submits that the addition of estimated future interest rates would not enhance the disclosure. Constar has disclosed the effect of the refinancing in the narrative after the table.

Market Risk, page 52

19.	Please include quantitative disclosure for both your foreign currency and interest rate risks. See Item 305 of Regulation S-K. Refer to the appendices to Item 305 for suggested formats for presentation of the information.

Constar has revised the disclosure in accordance with the staff’s comments.

Our Business, page 53

20.	We note the statement that the PET container business is a rapidly growing component of the packaging market due to continued growth in water and isotonics, among other opportunities; however, this appears to conflict with statements on page 12 stating that you believe that profitability from bottled water may decline in the long run, and based upon current conditions, you do not expect appreciable growth in the carbonated soft drink market. Please advise or revise.

Constar believes that the statements are consistent. The PET market for bottled water and isotonics is growing; however, growth in these markets does not necessarily increase profitability. For example, in the case of the water market, growth is being captured by large companies that use their significant market power to negotiate favorable terms with Constar and other PET bottle suppliers. Constar has more leverage with smaller companies, but Constar believes (and discusses on page 32 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”) that economic factors are forcing smaller water manufacturers to go out of business or into self-manufacturing. In addition, competitive forces within the PET industry are combining to keep profitability low. As discussed on page 32 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” price competition is extremely keen; PET production technologies are commonly available; and Constar’s existing contracts contain significant scheduled price reductions.

The Exchange Offer, page 85

21.	Revise the first sentence to state that holders of the notes should carefully consider whether to tender the old notes, rather than “accept.”

Constar has revised the disclosure to state that the holders of the notes should carefully consider whether to “tender the old notes.”

22.	On page 86, you reserve the right “to delay the acceptance of the old notes”. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-l(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Securities and Exchange Commission

July 6, 2005

Constar has added disclosure to clarify that the delay of acceptance of the old notes is only due to an extension of the expiration date of the exchange offer.

23.	We note that you reserve the right to waive any condition or amend the terms of the exchange offer, at any time. Please revise this language so that it is consistent with the disclosure on page 91 regarding the timing of waiving conditions of the offer.

Constar has revised the disclosure to state that it has the right to waive any condition “before the expiration of the offer” which is consistent with the disclosure on page 91 (now page 93) of the prospectus.

Description of the Notes, page 94

24.	Include a brief discussion regarding the original issuance of the old notes and related guarantees.

Constar has revised the prospectus and added a brief discussion regarding the original issuance of the old notes and related guarantees.

Reports to Holders, page 118

25.	Please explain what you mean by the statements “Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act” and you will “file … the information, documents and reports referred to in clause (1) … ( whether or not applicable to the Company).” It appears that you are currently subject to the Exchange Act reporting requirements.

Constar has deleted the statement “‘Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act” and replaced it with “Whether or not required by the rules and regulations of the SEC.” Constar also deleted the statement in clause (1) “(whether or not applicable to the Company).”

Legal Matters, page 149

26.	Please specify the legal matters that counsel will opine upon and also include the guarantees in this section.

Constar has revised the disclosure to specify the legal matters that counsel will opine upon.

Independent Registered Public Accounting Firm, page 149

27.	Since the auditor has consented to the use of its name certifying the financial statements included in the registration statement, please revise to list them as “Experts.”

Constar has revised the heading from “Independent Registered Public Accounting Firm” to “Experts.”

Securities and Exchange Commission

July 6, 2005

Incorporation of Documents by Reference, page 149

28.	Please tell us why you believe you may incorporate future filings by reference.

Constar has deleted the section entitled “Incorporation of Documents by Reference” because it can not incorporate future filings by reference.

Financial Statements

29.	Please include interim financial statements for the period ended March 31, 2005. Please similarly update your financial information throughout the filing. See Rule 3-12 of Regulation S-X.

Constar has updated the prospectus with the required disclosures.

Combined and Consolidated Statements of Stockholders’ Equity, page F-7

30.	Please disclose the amount of income tax expense or benefit allocated to your minimum pension liability adjustments within other comprehensive income in accordance with paragraph 25 of SFAS 130.

Constar has revised the disclosure to add the amount of income tax expense or benefit allocated to its minimum pension liability adjustments within other comprehensive income.

Combined and Consolidated Statements of Cash Flows, page F-8

31.	Please breakout for each period presented the other-net line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not appropriate. See SFAS 95.

Constar has revised the prospectus in accordance with the staff’s comment.

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, page F-10

32.	Please disclose whether your sales agreements contain right of inspection or acceptance provisions and whether you replace goods damaged or lost in transit. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. See the Interpretive Response to Question 3 of SAB Topic 13:A.3.b.

Constar’s business generally does not operate under a formal inspection/acceptance process. Although Constar tracks its performance for the purpose of confirming effectiveness of its packaging procedures and any potential liability, to date it has been rare for goods to be damaged or lost in transit. In 2004, the Company had approximately $12,000 of finished goods returned due to damage. To the extent that any goods were damaged or lost in transit, the consequences would vary; Constar’s contracts do not treat this issue uniformly.

Securities and Exchange Commission

July 6, 2005

Note 7 - Goodwill, page F-16

33.	You disclose that management identified that it had only one reporting unit. In light of the geographically discrete nature of your operations, it is unclear to us how management considered the guidance in paragraph 30 of SFAS 142. Please advise us in detail. Refer also to EITF Topic No. D-101 for additional guidance.

Constar has determined that it has only one reporting unit based on the level of the financial information and operating results which are regularly reviewed by senior management as described in paragraph 30 of SFAS No. 142, EITF Topic No. D-101 and the aggregation criteria in paragraph 17 of SFAS No. 131. Constar has operating plants in the United States and Europe which have similar economic characteristics. Each plant operation is similar in the nature of their products (plants sell externally both preforms and bottles), production processes, the types or classes of customers for products and the methods used to distribute products. Constar’s large manufacturing base allows it to service its customers globally while achieving economies of scale and negotiating leverage with suppliers. In addition, the Company produces and sells conventional and custom preforms and bottles for which discrete financial information is not available.

Michael J. Hoffman, President and Chief Executive Officer, is the Company’s chief operating decision maker (CODM). Under Crown Holdings, Inc.’s (“Crown”) management structure prior to Constar’s initial public offering in November 2002, Mr. Hoffman was responsible for only the U.S. operations. The European operations for Constar were included in the operating results of the Europe segment of Crown. In preparation for the initial public offering, Mr. Hoffman assumed responsibility for the Company’s global operations in May 2002.

Mr. Hoffman reviews the worldwide consolidated financial information compiled from the 13 U.S. and 3 European plants. Decisions regarding resource allocations including capital spending, purchasing, technology and engineering are approved by Mr. Hoffman for Constar’s worldwide operations.

Constar’s global operation, financial and management structure has not changed since Mr. Hoffman assumed responsibility for its global operations in May 2002.

Note 16 -Lease Commitments, page F-31

34.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Securities and Exchange Commission

July 6, 2005

Constar has revised the disclosure in accordance with the staff’s comment and notes that the Company’s operating lease payments do not depend on an existing index or rate, such as the consumer price index or the prime interest rate.

Note 22 -Commitments and Contingencies, page F-35

35.	Please confirm there is not a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of that additional loss may be material. If there is a reasonable possibility, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. Refer to SAB Topic 5:Y as well.

Constar has revised the disclosure to state that a reasonable estimate of loss cannot be made.

Exhibit 12.1 - Ratio of Earnings to Fixed Charges

36.	Please present your ratio of earnings to fixed charges for each of the last five fiscal years. See Item 503(d) of Regulation S-K.

Constar has revised the exhibit to include its ratio of earnings to fixed charges for each of the last five fiscal years.

Exhibit 99.1 - Letter of Transmittal

37.	We note the statement on page 7 that you will return any old notes not accepted for exchange “as soon as practicable” after withdrawal, rejection of tender or termination of the Exchange Offer. Rule 14e-l(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise this statement and a similar statement on page 9.

Constar has replaced “as soon as practicable” with “promptly” in two instances on page 7 and in one instance on page 9 of Exhibit 99.1 - Form of Letter of Transmittal.

Form 10-K for fiscal year ended December 31, 2004

Comments applicable to your overall filing

38.	Please address the above comments related to the financial statements in a similar manner in your future Forms 10-K and 10-Q.

Constar will address the above comments related to the financial statements in a similar manner in its future Forms 10-K and 10-Q.

Form 10-Q for fiscal quarter ended March 31, 2005

Disclosure Controls and Internal Controls, page 26

39.	In future filings, please revise your description of internal controls so that it tracks the language in Rule 13e- 15(f) more closely.

Securities and Exchange Commission

July 6, 2005

In its future filings, Constar will revise its description of internal controls so that it tracks the language in Rule 13e- 15(f) more closely.

Limitations on Effectiveness of Controls, page 26

40.	In future filings, please delete the sentences beginning with “The design of any system of controls is based on certain assumptions about the likelihood of future events ..” and ending with “policies and procedures related to the control may deteriorate.” Please refer to Release No. 33-8238 and AU Section 319 for information regarding the disclosure of limitations on the effectiveness of controls.

In its future filings, Constar will delete the sentences referred to above and refer to Release No. 33-8238 and AU Section 319.

Evaluation of Disclosure Controls, page 26

41.	In future filings please revise your disclosure regarding management’s conclusion regarding the effectiveness of your disclosure controls to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In its future filings, Constar will revise disclosure regarding management’s conclusion regarding the effectiveness of its disclosure controls in accordance with the Staff’s comment.

If you have any questions regarding this filing, please contact the undersigned at 215.994.2823, Graham Laub at 215.994.2836 or Megan Knott at 215.994.2415.

Very truly yours,

/s/ William G. Lawlor

William G. Lawlor